Natcore’s 200 MW Vietnam Solar Project Receives Essential Government Approvals

ROCHESTER, N.Y., Jan. 10, 2017 /CNW/ -- A US$300 million solar project managed by Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has been included in the list of selected projects for the development of solar energy in Vietnam’s Binh Thuan Province of Vietnam, and has been approved by the Province People’s Committee.

Next up: confirmation by VietNam Electricity (EVN) and by the Ministry of Industry and Trade (MOIT).

Only projects listed and approved in this manner can be developed in Binh Thuan Province. EVN is the largest power company in Vietnam, with an installed electricity generation capacity of 23,579 MW and a transmission network of 13,597 miles (as of 2015). MOIT is the Vietnamese government ministry responsible for the advancement, promotion, governance, regulation, management and growth of industry and trade.

The 200MW project will be completed in several phases. By developing the project in tranches, Natcore and its partners will be able to generate revenue before the entire project is completed. The first site would occupy 95 hectares (235 acres).

At the request of financial institutions, including banks and investment funds, Natcore has completed these documents for submission:

•	Feasibility Study for a Preliminary Project of 56.18 MW;
•	Business Plan;
•	A partial Information Memorandum.
•	Land Use Agreement;

Natcore is working on the project with a European developer of international renewable energy projects and a Vietnamese consortium. A holding company will be formed to develop the project.

This project is an outgrowth of Natcore’s “Best of Breed” program, under which the company functions as a consultant on the design and construction of solar cell/solar panel fabrication facilities and solar power farms. As part of this service, Natcore recommends a selection of manufacturing equipment to its clients. For the Vietnam project, Natcore has already received offer from suppliers of these components and services:

•	Modules
•	Inverters
•	Design, engineering and supervision
•	Engineering, Procurement and Construction (EPC)
•	Electrical Substation

Natcore first announced the project on 8/16/16, when the company and its partners signed a Memorandum of Understanding. Natcore will be compensated on a “cost-plus” basis and with licensing fees for its technology as it is provided.

“We’re extremely excited about the rapid advancement of this project and our achievement of these key benchmarks,” says Natcore President and CEO Chuck Provini. “We expect to travel to Vietnam in the near future to finalize the next steps with our local partners.”

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry.

Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (31 granted and 34 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

To view the original version on PR Newswire, visit:http://www.prnewswire.com/news-releases/natcores-200-mw-vietnam-solar-project-receives-essential-government-approvals-300388411.html

SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 09:00e 10-JAN-17